Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

September 5, 2019

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 4, 2019, the Nasdaq Stock Market (the "Exchange") received from Cerence Inc. (the "Registrant") a copy of the Registrant's application on Form 10-12B for the registration of the following securities:

Common stock, par value $0.01 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness of the Form 10-12B concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,



William Slattery